THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of proxy at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CITY TELCOM (H.K.) LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)

PROPOSAL FOR
ADOPTION OF A NEW SHARE OPTION SCHEME
AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

A notice convening an extraordinary general meeting of City Telecom (H.K.) Limited to be held in Crystal Room 1, Basement 3, Holiday Inn Golden Mi & Hong Kong, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 23rd December, 2002 immediately after close of the Annual General Meeting of the Company to be held on that day at 11:00 a.m. is set out on page 15 of this circular. A form of proxy for use at the extraordinary general meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting or any adjournment thereof.

27th November, 2002

DEFINITIONS

In this circular, the following expression shall have the following meanings unless the context indicates otherwise:

“Board”	the board of Directors

“Company”	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the Stock Exchange

“Directors”	the directors of the Company

“Eligible Participant”
means any employee or executive or officer of the Company or any of its Subsidiaries (including executive and non-executive directors of the Company or any of its Subsidiaries) and any suppliers or Professional Advisers, who will or have provided services to any member(s) of the Group

“Existing Share Option Scheme”	the share option scheme adopted by the Company on 12th July, 1991 for the grant of share options to employees of the Group, including any executive director of the Company or any Subsidiary

“Extraordinary General Meeting”
the extraordinary general meeting of the Company to be held on 23rd December, 2002, to consider and, if thought fit, approve the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme

“Group”	the Company and its Subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Instrument”	the instrument by way of a deed poll dated 12th October, 2001 (and the Schedule thereto) and executed by the Company constituting the Warrants

“Latest Practicable Date”	21st November, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“New Share Options Scheme”	the share option scheme which is proposed to be adopted by the Company, further information and summary of the principal terms are set out in Appendix I

DEFINITIONS

“Professional Advisers”
means a professional consultant or adviser including legal, financial, accounting, management, technical, information, engineering, investment, banking or other similar professional consultant or adviser who has been engaged by member(s) of the Group in the usual course of business of such member

“Shareholders”	holders of the Shares

“Shares”	ordinary shares of HK$0.10 each in the share capital of the Company and a “Share” shall be construed accordingly

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subsidiary”
a subsidiary within the meaning of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for the time being of the Company whether incorporated in Hong Kong or elsewhere and “ Subsidiaries” shall be construed accordingly

“Warrants”
Initially 98,31 ,800 warrants carrying rights entitling the holders thereof to subscribe up to a maximum aggregate amount of HK$ 39,325,920 for new Shares at an initial subscription price of HK$0.40 per Share (subject to adjustment) at any time on or before 1st November, 2004, subject to the terms contained in the Instrument and the Warrant Certificate, which warrants are currently listed on the Stock Exchange

“Warrant Certificate(s)”	the certificate(s) (in registered form) issued in respect of the Warrants

LETTER FROM THE BOARD

CITY TELECOM (H.K.) LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)

Directors:	Registered Office:
Wong Wai Kay, Ricky	13th-16th Floors
Cheung Chi Kin, Paul	Trans Asia Centre
Chong Kin Chun, John	18 Kin Hong Street
Fung So Mui, Fion	Kwai Chung
Sio Veng Kuan, Corinna	Hong Kong
To Wai Bing
Cheng M O Chi, Moses*
Lee Hon Ying, John*
Chan Kin Man*

* independent non-executive directors

27th November, 2002

To the Shareholders of the Company and, for information only, holders of the Warrants

Dear Sir or Madam,

PROPOSAL FOR
ADOPTION OF A NEW SHARE SCHEME
AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

1.	INTRODUCTION

At the Extraordinary General Meeting, an ordinary resolution will be proposed for the Company to approve and adopt the New Share Option Scheme and to terminate the Existing Share Option Scheme. The purpose of this circular is to provide you with further details in respect of the proposed adoption of the New Share Option Scheme and termination of the Existing Share Option Scheme.

2.	ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

At the Extraordinary General Meeting, an ordinary resolution will be proposed for the Company to terminate the Existing Share Option Scheme and to approve and adopt the New Share Option Scheme, pursuant to which Eligible Participants may be granted options to subscribe for Shares upon and subject to the terms and conditions of the rules of the New Share Option Scheme.

LETTER FROM THE BOARD

As at the Latest Practicable Date, there were 502,838,663 Shares in issue, The particulars of the options granted, exercised, lapsed or cancelled under the Existing Share Option Scheme as at the Latest Practicable Date are set forth below:

Number of options originally granted (including those exercised, outstanding, cancelled or lapsed as at the Latest Practicable Date	Percentage of issued share capital as at the Latest Practicable Date	Number of exercised as at the Latest Practicable Date	Percentage of issued share capital as at the Latest Practicable Date	Number options of cancelled as at the Latest Practicable Date	Percentage of issued share capital as at the Latest Practicable Date	Number of options Lapsed as at the Latest Practicable Date	Percentage of issued share capital as at the Latest Practicable Date	Number of options outstanding as at the Latest Practicable Date	Percentage of issued share capital as at the Latest Practicable Date
80,490,000	16.01%	14,634,000	2.91%	43,438,000	8.64%	558,000	0.11%	21,860,000	4.35%

A summary of the principal terms of the New Share Option Scheme is set out in Appendix I to this circular.

On 12th July, 1997, the Company adopted the Existing Share Option Scheme. As a result of the Stock Exchange amending Chapter 17 (Share Option Schemes) of the Listing Rules on 1st September, 2001, certain terms of the Existing Share Option Scheme are no longer in compliance with the rules of Chapter 17 as amended and the Company can no longer grant any further options under the Existing Share Option Scheme without being in breach of the rules of Chapter 17 as amended. Accordingly, the Company proposes to adopt the New Share Option Scheme which complies with the rules of Chapter 17 as amended and to terminate the Existing Share Option Scheme. Except that no further options may be granted under the Existing Share Option Scheme consequent upon its termination, all the other provision of the Existing Share Option Scheme will remain in force so as to give effect to the exercise f all outstanding options granted under the Existing Share Option Scheme prior to 1st September, 2001 and all such options will remain valid and exercisable in accordance with the provisions of the Existing Share Option Scheme.

Assuming that no further Shares will be issued prior to the date of approval and adoption of the New Share Option Scheme by Shareholders, the maximum number of options that can be granted by the Company under the New Share Option Scheme would be 50,283,866 representing 10 per cent of the number of Shares in issue as at the Latest Practicable Date.

The Directors are of the view that contributions of the employees, executives, officers, suppliers and Professional Advisers of the Group are of paramount importance to the success of the Group as a whole and therefore they consider it t be in the interests of the Group as a whole for such persons to be given incentives to participate in the growth of the Group in the form of options to subscribe for Shares.

None of the directors are appointed as trustees of the New Share Option Scheme or have a direct or indirect interest in the trustees of the New Share Option Scheme.

LETTER FROM THE BOARD

A further announcement will be made on the outcome of the Extraordinary General Meeting regarding the adoption of the New Share Option Scheme on the business day following such meeting.

General

There is no general requirement of any minimum period for which an option must be held before it can be exercised although the Board will be empowered under the New Share Option Scheme to impose at its discretion any such minimum period at the time of grant of any particular option. In addition, the Board will be empowered to determine the exercise price of a Share in respect of any particular option granted under the New Share Option Scheme, the basis upon which is set out in paragraph 5 of Appendix I so that the selected participants are attracted to subscribe the Shares pursuant to the options granted by the Company as incentives and rewards for their contribution or potential contribution to the Group and will further contribute towards the profitability and success of the Group. There is also no general requirement under the New Share Option Scheme for any performance target which a grantee has to achieve before any option can be exercised under the New Share Option Scheme although the Board has the discretion, in order to encourage any grantee to further the interests and objectives of the Company, to require a grantee to achieve certain performance targets specified at the time of grant before any option granted under the New Share Option Scheme can be exercised.

Application for Listing

Application will be made to the Listing Committee of the Stock Exchange for approval for the listing of, and permission to deal in, the Shares (not exceeding 10% of the issued share capital of the Company as at the date of approval and adoption of the New Share Option Scheme by Shareholders) which may fall to be issued pursuant to the exercise of any options that may be granted under the New Share Option Scheme.

3.   RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The information contained herein relating to the Company has been supplied by the Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement contained herein misleading insofar as it relates to the Company.

4.   RECOMMENDATION

The Directors are of the opinion that it is in interest of the Company to adopt the New Share Option Scheme and to terminate the Existing Share Option Scheme. The Directors therefore recommend the Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting.

LETTER FROM THE BOARD

5.     DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office and principal place of business of the Company in Hong Kong at 13th-16th Floors, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, Hong Kong during normal business hours for a period of 14 days before the date of the Extraordinary General Meeting (i.e. from 9th December, 2002 to 22nd December, 2002 (both dates inclusive)) and at the Extraordinary General Meeting:

(i)	the memorandum and articles of association of the Company; and

(ii)	the rules of the New Share Option Scheme.

Yours faithfully,
For and on behalf of the Board Wong Wai Kay, Ricky Chairman

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE
PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

NEW SHARE OPTION SCHEME

Summary of terms

The following is a summary of the principal terms of the New Share Option Scheme proposed to be adopted at the Extraordinary General Meeting:

1.      Purpose

The purpose of the New Share Option Scheme is to enable the Company to grant options to employees executives and officers of the Company or any of its Subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and any suppliers and Professional Advisers of the Company or any of its Subsidiaries as incentives and rewards for their contribution to the Company or such Subsidiaries.

2.      Who may join

The Board may, at its discretion, offer Eligible Participants, being an employee, executive or officer of the Company or any its Subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and suppliers and Professional Advisers of the Group, options to subscribe for such number of new Shares as the Board may determine at an exercise price determined in accordance with paragraph 5 below. Upon acceptance of the option, the grantee shall pay HK$l.00 to the Company by way of consideration for the grant.

3.      Maximum number of Shares

The maximum number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) of the Company must not exceed 10 per cent. of the Shares in issue on the date of approval and adoption of the New Share Option Scheme by Shareholders. Shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option schemes will not be counted for the purpose of the 10 per cent. limit.

Subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time, the Board may:

(a)
refresh this limit at any time to 10 per cent. of the Shares in issue as at the date of the approval by the Shareholders in general meeting (options previously granted under any share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the limit as refreshed); and/or

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE
PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

(b)
grant options beyond the 10 per cent. limit to Eligible Participants specifically identified by the Board whereupon the Company shall send a circular to the Shareholders containing, amongst others, a generic description of the specified participants who may be granted such options, the number and terms of the options to be granted and the purpose of granting options to the specified participants with an explanation as to how the options serve such purpose.

Notwithstanding the foregoing, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30 per cent. of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its Subsidiaries if this will result in the 30 per cent. limit being exceeded.

4.     Maximum number of options to any one individual

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each Eligible Participant in any 12-month period up to and including the date of grant shall not exceed 1 per cent. of the Shares in issue as at the date of grant.

Any further grant of options in excess of this 1 per cent. limit shall be subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting with such Eligible Participant and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

5.     Price of Shares

The subscription price for a Share in respect of any particular option granted under the New Share Option Scheme (which shall be payable upon exercise of the option) shall be such price as the Board in its absolute discretion shall determine, save that such price will not be less than the highest of (a) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the Shares as stated in the Stock Exchange’s daily quotations sheet for the five business days immediately preceding the date of grant; and (c) the nominal value of a Share.

6.     Granting Options to connected persons

Any grant of options to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined in the Listing Rules) is required to be approved by the independent non-executive directors of the Company (excluding any independent non-executive director who is the grantee of the options).

If the Company proposes to grant options to a substantial shareholder (as defined in the Listing Rules) or any independent non-executive director of the Company or their respective associates (as defined in the Listing Rules) which will result in the number of Shares issued and to be issued upon exercise of options granted and to be granted under the

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE
PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

New Share Option Scheme and any other share option scheme(s) of the Company (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(a)	representing in aggregate over 0.1 per cent. of the Shares in issue; and

(b)	having an aggregate value in excess of HK$5 million, based on the closing price of the Shares at the date of each grant,

such further grant of options will be subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting on a poll at which all connected persons (as defined in the Listing Rules) of the Company shall abstain from voting, and/or such other requirements prescribed under the Listing Rules from time to time. A connected person (as defined in the Listing Rules) of the Company will be permitted to vote against the grant only if his intention to do so has been stated in the circular.

7.     Restrictions on the time of grant of options

A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspaper. In particular, no options may be granted during the period commencing one month immediately preceding the earlier of (a) the date of the board meeting (as such date is first notified to the Stock Exchange in accordance with paragraph 12 of the listing agreement) for the approval of the Company’s annual or interim results; and (b) the deadline for the Company to publish its interim or annual results announcement under the listing agreement and ending on the date of actual publication of the results announcement.

8.     Rights are personal to grantee

An option is personal to the grantee and the grantee may not in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option or attempt to do so. Any breach of the foregoing provisions shall entitle the Company to cancel the outstanding options.

9.     Time of exercise of option

There is no general requirement that an option must be held for any minimum period before it can be exercised but the Board is empowered to impose at its discretion any such minimum period at the time of grant of any particular option. The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than 10 years from the date of grant. No option may be granted more than 10 years after the date of approval of the New Share Option Scheme. Subject to earlier termination by the Company general meeting or by the Board, the New Share Option Scheme shall be valid and effective for a period of 10 years after the date of adoption of the New Share Option Scheme by Shareholders by resolution at a general meeting.

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

10.    Performance Target

There is no general requirement under the New Share Option Scheme for any performance target which a grantee has to achieve before any option can be exercised under the New Share Option Scheme although the Board has the discretion, in order to encourage any grantee to further the interests and objectives of the Company, to require a grantee to achieve certain performance targets specified at the time of grant before any option granted under the New Share Option Scheme can be exercised.

11.    Rights on ceasing to be an Eligible Participant

(a)
If the grantee of an option ceases to be an Eligible Participant for any reason other than death or the termination of his relationship with the Company or any of its Subsidiaries on one or more of the grounds specified in paragraph 15 (d) below, the grantee may exercise the option up to his entitlement at the date of cessation of his relationship (to the extent not already exercised) within the period of one (1) month following the date of such cessation (which date shall be, in relation to a grantee who is an Eligible Participant by reason of his employment with the Company or any of the Subsidiaries, the last actual working day with the Company or the relevant Subsidiary whether salary is paid in lieu of notice or not);

(b)
if the grantee of an option ceases to be an Eligible Participant by reason of death and none of the events which would be a ground for termination of his relationship under paragraph 15 (d) below has occurred, the legal representative(s) of the grantee shall be entitled within a period of twelve (12) months, or such longer period as the Board may determine, from the date of death to exercise the option up to the grantee’s entitlement at the date of death (to the extent not already exercised); and

(c)
if the grantee of an option ceases to be an Eligible Participant by reason of termination of his relationship with the Company or any of the Subsidiaries on any one or more of the grounds specified in paragraph 15 (d) below, his option will lapse and not be exercisable on the date of such cessation.

12.    Rights on winding-up

In the event of an effective resolution being passed for the voluntary winding-up of the Company, a grantee of an option (or his legal personal representative(s)) may by notice in writing to the Company within twenty-one (21) days after the date of such resolution elect to be treated as if the option (to the extent not already exercised) had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in such notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the exercise price which would have been payable in respect thereof. All options, in respect of which no notice to elect to be treated as exercised shall have been received by the Company within the said twenty-one (21) day period, shall lapse and determine.

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

13.    Rights on takeover

If a general offer (whether by way of take-over offer, share repurchase offer or scheme of arrangement of otherwise in like manner) is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or in concert with the offeror), the Company shall use its best endeavours to procure that such offer is extended to all the grantees of options (on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the options granted to them, shareholders of the Company). If such offer, having been approved in accordance with applicable laws and regulatory requirements becomes, or is declared unconditional, the grantee (or his legal personal representative(s)) shall be entitled to exercise the option in full (to the extent not already exercised) at any time within 14 days after the date on which such general offer becomes or is declared unconditional. All options shall, to the extent that they have not been exercised within the said fourteen (14) day period, lapse and determine.

14.    Rights on compromise or arrangement between the Company and its members or creditors

If, pursuant to the Companies Ordinance, a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all the grantees of options on the same day as it despatches to each other member or creditors of the Company a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each grantee shall be entitled to exercise all or any of his options in whole or in part at any time prior to 12 noon on the day immediately preceding the date of the meeting directed to be convened by the Court for the purposes of considering such compromise or arrangement. With effect from the date of such meeting, the rights of all grantees to exercise their respective options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all options shall, to the extent that they have not been exercised, lapse and determine. The Directors shall endeavour to procure that the Shares issued as a result of the exercise of options under this paragraph shall for the purposes of such compromise or arrangement form part of the issued share capital of the Company on the effective date thereof and that such Shares shall in all respects be subject to such compromise or arrangement. If for any reason such compromise or arrangement is not approved by the Court (whether upon the terms presented to the Court or upon any other terms as may be approved by such Court) the rights of the grantees to exercise their respective options shall with effect from the date of the making of the order by the Court be restored in full as if such compromise or arrangement had not been proposed by the Company and no claim shall lie against the Company or any of its officers for any loss or damage sustained by any grantee as a result of the aforesaid suspension.

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

15. Lapse of the options

An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a)	the expiry date relevant to that Option;

(b)	the expiry of any of the periods referred to in paragraphs 11, 12 and 13 above;

(c)	subject to paragraph 12 above, the date of commencement of the winding up of the Company (as determined in accordance with the Companies Ordinance);

(d)
the date on which the grantee ceases to be an Eligible Participant by reason of the termination of his relationship with the Company or the relevant Subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his creditors or conviction of any criminal offence involving his integrity or honesty or (in the case of the Grantee being an Eligible Participant by reason of his employment with the Company or any of the Subsidiaries and if so determined by the Board) on any other ground on which an employer would be entitled to terminate such Grantee’s employment at common law or pursuant to any applicable laws or under the Grantee’s service contract with the Company or the relevant Subsidiary. A resolution of the Board or the board of directors of the relevant Subsidiary to the effect that the relationship of a Grantee has or has not been terminated on one or more of the grounds specified in this sub-paragraph (d) shall be conclusive;

(e)	the date on which any compromise or arrangement referred to in paragraph 14 above becomes effective;

(f)
the date on which the Board shall exercise the Company’s right to cancel the option at any time after the grantee commits a breach of paragraph 8 or the options are cancelled in accordance with paragraph 19.

16. Ranking of Shares

The Shares to be allotted upon the exercise of an option will not carry voting rights until completion of the registration of the grantee (or any other person nominated by the grantee) as the holder thereof. Subject to the aforesaid, Shares allotted and issued on the exercise of options will rank pari passu with and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation of the Company as attached to the other fully-paid Shares in issue on the date of issue.

17. Effect of alterations to capital

In the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital whilst any option may become or remains exercisable, such corresponding alterations (if any) shall be made in the aggregate number of Shares subject to any outstanding options and/or the subscription price per Share of each outstanding option and/or the aggregate number of Shares in respect of which any further options may

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE PRINCIPAL TERMS OF THE NEW SHARE OPTION SCHEME

be granted as the auditors of the Company or an independent financial adviser shall certify in writing to the Board to be in their opinion fair and reasonable. Any such alterations will be made on the basis that a grantee shall have the same proportion of the issued share capital of the Company for which any grantee of an option is entitled to subscribe pursuant to the options held by him before such alteration and the aggregate subscription price payable on the full exercise of any option is to remain as nearly as possible the same (and in any event not greater than) as it was before such event. No such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

18. Alteration of New Share Option Scheme

The New Share Option Scheme may be altered in any respect by resolution of the Board except that:

(a)	any alteration to the advantage of the grantees or the Eligible Participants (as the case may be) in respect of the matters contained in Rule 17.03 of the Listing Rules;

(b)
any material alteration to the terms and conditions of the New Share Option Scheme or any change to the terms of options granted (except any alterations which take effect automatically under the terms of the New Share Option Scheme), shall first be approved by the Shareholders in general meeting provided that if the proposed alteration shall adversely affect an option granted or agreed to be granted prior to the date of alteration, such alteration shall be further subject to the grantees’ approval in accordance with the terms of the New Share Option Scheme. The amended terms of the New Share Option Scheme shall still comply with Chapter 17 of the Listing Rules and any change to the authority of the Board in relation to any alteration to the terms of the New Share Option Scheme must be approved by Shareholders in general meeting.

19. Cancellation of options

Any cancellation of options granted but not exercised must be approved by the grantee of the relevant options except where the options are cancelled pursuant to a breach of paragraph 8. Where the Company cancels options and issues new ones to the same grantee, the issue of such new options may only be made under the New Share Option Scheme with available unissued options (excluding the cancelled options) within the limit approved by Shareholders.

20. Termination of the New Share Option Scheme

The Company by resolution in general meeting or the Board may at any time resolve to terminate the operation of the New Share Option Scheme and in such event no further option shall be offered but the provisions of New Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any option granted prior thereto or otherwise as may be required in accordance with the provisions of the New Share Option Scheme. Options granted prior to such termination but not yet exercised at the time

APPENDIX I	FURTHER INFORMATION AND SUMMARY OF THE PRINCIPAL TERMS OF HE NEW SHARE OPTION SCHEME

of termination shall continue to be valid and exercisable in accordance with the New Share Option Scheme.

21. Condition of the New Share Option Scheme

The New Share Option Scheme is conditional on (a) the Shareholders’ approval at the Extraordinary General Meeting; and (b) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Shares (not exceeding 10% of the issued share capital of the Company as at the date of approval and adoption of the New Share Option Scheme by Shareholders) which may fall to be issued pursuant to the exercise of options granted pursuant thereto.

22. Disclosure in annual and interim reports

The Company will disclose details of the New Share Option Scheme in its annual and interim reports including the number of options, date of grant, exercise price, exercise period, vesting period and (if appropriate) a valuation of options granted during the financial year/period in the annual/interim reports in accordance with the Listing Rules in force from time to time.

23. Present status of the New Share Option Scheme

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of the options granted under the New Share Option Scheme.

Value of all options that can be granted under the New Share Option Scheme

The Directors consider that it is not appropriate or helpful to Shareholders to state the value of all options that can be granted pursuant to the New Share Option Scheme as if they had been granted at the Latest Practicable Date. The Directors believe that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to the Shareholders, since the options to be granted shall not be assignable, and no holder of the option shall in any way sell, transfer, charge, mortgage or create any interest (legal or beneficial) in favour of any third party over or in relation to any option.

In addition, the calculation of the value of the options is based on a number of variables such as the exercise price, the exercise period, interest rate, expected volatility and other relevant variables. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

NOTICE OF EXTRAORDINARY Y GENERAL MEETING

CITY TELECOM (H.K) LIMITED
(incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of City Telecom (H.K.) Limited (the “Company”) will be held at Crystal Room 1, Basement 3, Holiday Inn Golden Mile Hong Kong, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 23rd December, 2002 immediately after close of the Company’s annual general meeting to be held at 11:00 a.m. on that day for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution of the Company with or without modification:

ORDINARY RESOLUTION

“THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granting listing of, and permission to deal in, the shares of HK$0.10 each in the capital of the Company (“Shares”) to be issued pursuant to the exercise of options which may be granted under the new share option scheme (a copy of which is produced to the Meeting marked “A” and signed by he Chairman of the Meeting for the purpose of identification) (“New Scheme”),

(a)
the operation of the existing share option scheme (the “Original Scheme”) adopted by the Company by ordinary resolution of the shareholders of the Company on 12th July, 1997 be terminated and that no further options will be granted under the Original Scheme but in all other respects the provisions of the Original Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Original Scheme and options granted prior to such termination shall continue to be valid and exercisable in accordance with the Original Scheme; and

(b)	the rules of the New Scheme be and are hereby approved and adopted and that the directors of the Company be and they are hereby authorized:

(i)	to administer the New Scheme under which the options will be granted to eligible participants under the New Scheme to subscribe for Shares;

(ii)	to modify and/or amend the rules of the New Scheme from time to time subject to the provisions of such rules;

(iii)	to issue and allot from time to time such number of Shares as may be required to be issued pursuant to the exercise of the options under the New Scheme; and

NOTICE OF EXTRAORDINARY GENERAL MEETING

(iv)
to make application at the appropriate time or times to the Stock Exchange, and any other stock exchange upon which the Shares may for the time being be listed, for listing of, and permission to deal in, the Shares which may thereafter from time to time issued and allotted pursuant to the exercise of the options under the New Scheme.”

By Order of the Board Leung Eva Company Secretary

Hong Kong, 27th November, 2002.

Registered offices:
13th-16th Floors
Tram Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong

Notes:

1.
Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.
Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Hong Kong Share and Warrant Registrar’s office, Computershare Hong Kong Investor Services Limited, Rooms 1901-5, 19th Floor, Hopewell Center, 183 Queen’s Road East, Hong Kong not less that 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.